                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


For the month of August, 2003               Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F  / /                       Form 40-F  /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes /X/ Assigned     File No.____________   No / /

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).



 -----------------------------------------------------------------------------


                                         INDEX

Management's discussion and analysis of the financial results  for the period ended June 30, 2003............................................................... Pages  3-6
Unaudited financial statements for the period ended June 30, 2003................. Pages  7-12
Material Change Report dated August 22, 2003...................................... Pages 13-14
Press Release dated August 22, 2003............................................... Pages 15-17


















 -----------------------------------------------------------------------------------------------

                                            -2-


                          NORTH AMERICAN PALLADIUM LTD.
                          -----------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                -----------------------------------------------
                               SECOND QUARTER 2003
                               -------------------

                              RESULTS OF OPERATIONS
                              ---------------------


The Company realized net income for the three months ended June 30, 2003 of $10,361,000 or $0.20 per share (fully diluted) on revenues of $44,631,000 compared to a net income of $7,521,000 or $0.15 per share (fully diluted) on revenue from metal sales of $41,745,000 for the corresponding period a year earlier. Included in the second quarter results was a $2,315,000 write-down for the damaged primary crusher, which was removed from service in the quarter.

For the six months ended June 30, 2003 the Company reported net income of $18,751,000 or $0.37 per share on revenue of $89,751,000 compared to net income of $13,767,000 or $0.27 per share on revenues of $86,322,000 for the six months ended June 30, 2002.

During the second quarter, the mill processed 1,154,965 tonnes of ore at a rate of 12,692 tonnes per day with a palladium grade of 2.08 g/t, producing 59,069 ounces of palladium at a recovery rate of 76.6%. This compares with the second quarter of 2002, when the mill processed 1,270,284 tonnes of ore or 13,959 tonnes per day with a palladium head grade of 2.00 g/t, producing 62,168 ounces of palladium at a recovery rate of 76.0%.

Production costs including overheads were $24,009,000 during the second quarter 2003 compared to $23,002,000 during the second quarter 2002. The increase in production costs during the quarter was due to scheduled major component rebuilds to the loading and hauling equipment, offset in part by reduced drilling and blasting costs which was the result of mining 28% less ore and waste in the quarter. The repaired primary crusher, while not operating at full efficiency, did provide 100% of the coarse ore mill feed in the second quarter, thereby sparing the significant additional costs associated with contract crushing.

Total cash costs to produce palladium, net of other metal credits and royalties, increased to US$256 per ounce in the second quarter 2003 compared to US$223 per ounce in the second quarter 2002. The drop in the US exchange rate compared to the exchange rate for the same quarter last year increased cash costs by US$27 per ounce. In addition, an unscheduled six-day shutdown for a SAG mill motor bearing repair in the quarter, with the resulting loss of palladium production contributed to increased unit cash costs.

The Company met its production goal for the first half of the year by producing 117,860 ounces of palladium. On June 19th the Company commissioned a new primary crusher ahead of schedule and on budget. With the resumption of normal operations it is anticipated further improvements will be made to daily mill throughput and palladium production.

                         LIQUIDITY AND CAPITAL RESOURCES
                         -------------------------------

Cash flow from operations (prior to changes in non-cash working capital) was $12,406,000 in the second quarter 2003 compared to $10,139,000 in the second quarter 2002. Changes in working capital other than cash provided $8,417,000 of cash in the second quarter 2003. Concentrate awaiting settlement increased from 92,817 ounces of palladium at March 31, 2003 to 97,171 ounces at June 30, 2003, however, the strengthening of the Canadian dollar compared to the US dollar reduced the value of concentrate awaiting settlement at the end of the second quarter. After allowing for working capital changes, cash provided by operations was $20,823,000 in the second quarter of 2003 compared to $14,745,000 in the second quarter of 2002. Cash provided by operations was $31,182,000 in the first six months of 2003 compared to $13,654,000 in the first six months of 2002.

Investing activities required $7,411,000 of cash in the second quarter, with the main activity being the procurement and installation of a new primary crusher.

During the quarter, the Company's long-term debt was reduced by $19,219,000 as a result of the payment of $11,545,000 and an unrealized foreign exchange gain of $7,674,000. At June 30, 2003, long-term debt totaled $80,392,000
(US$59,313,000). The Company ended the second quarter with cash and cash equivalents of $7,398,000.

                                       PRODUCTION STATISTICS
                                       ---------------------

                                          Second Quarter                     Six Months
                                              June 30                         June 30
                               -----------------------------------------------------------------
                                       2003           2002              2003            2002
                               -----------------------------------------------------------------
PALLADIUM (OZ)                         59,069         62,168           117,860         116,090
Payable Palladium (oz)                 54,354         56,884           107,682         106,223
Platinum (oz)                           5,216          5,211            10,501           9,867
Gold (oz)                               5,050          4,244             9,614           7,912
Copper (lbs)                        1,574,906      1,387,822         2,971,061       2,552,319
Nickel (lbs)                          915,977        737,683         1,688,522       1,404,052
------------------------------------------------------------------------------------------------
Ore Tonnes Milled                   1,154,965      1,270,284         2,351,224       2,475,434
Ore Tonnes Mined
  High grade ore                    1,135,784      1,149,966         2,006,153       2,283,741
  Regular grade                       391,972      1,066,158           915,572       1,907,815
Waste Tonnes Mined                  2,108,737      2,839,992         4,579,622       5,679,693
------------------------------------------------------------------------------------------------
Waste Strip Ratio                      1.38:1         1.28:1            1.57:1          1.36:1

                                   EXPLORATION
                                   -----------

Our exploration strategy for 2003 will balance resource development with grass roots programs. The greatest potential for expanding resources remains within the immediate Lac des Iles area. At the mine site, hole #03-018 intercepted 9 metres assaying 19.74 g/t Pd at a depth of 625 metres. A second hole, originally drilled in 2001, was extended to test 130 metres below this new intersection. It intercepted 9.35 metres assaying 4.12 g/t Pd. These two new intercepts extend the Offset High Grade Zone 180 metres south of previous drilling.

A new low-grade zone was discovered near surface, southwest of the Roby Zone. At this location, a drill hole intercepted 167 metres assaying 1.0 g/t Pd. This discovery was followed-up by digging two trenches across the projection of the hole to define its surface geometry. Assays are pending.

At satellite properties, untested geophysical targets at the Buck Lake, Weaver Lake, and the Murphy Zone area of North Lac des Iles were core drilled (11 holes, 3,400 metres). The results were insignificant.

The field component of the Titan 24 magnetotelluric and induced polarization survey was completed in early April. Data processing was completed in July. The magnetotelluric component of the survey mapped out the geology of the Mine Block Intrusion in three dimensions in close conformity to drill defined geology and mineralized zones. A near surface resistivity low mapped out by the Titan 24 survey was tested with a 321 metre hole beneath the North Cell of the tailing facility. No mineralization was intercepted and the resistivity low was attributed to norite with talc alteration. Additional drill targets are currently being evaluated.

The Company has also turned its focus to three recently acquired grass roots exploration properties. The Company initiated a systematic prospecting/sampling/mapping program on the Shebandowan property in late May, including overburden removal by backhoe and the collection of 1,100 samples. On the Roaring River property, the existing grid was expanded by 49 kilometres in preparation for additional soil sampling. At the Chief Peter property, a follow-up of last winter's magnetic survey has resulted in the uncovering of numerous potential Cu-Ni-PGE bearing dykes.

                             RISKS AND UNCERTAINTIES
                             -----------------------

The price of palladium is the most significant factor influencing the profitability of the Company. In the second quarter 2003, sales of palladium accounted for approximately 76% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production. Without the Palladium Sales Contract and other hedging contracts the Company's profitability would be significantly impacted by the current depressed spot palladium price. At June 30, 2003, the Company had fully recognized the revenue relating to the palladium forward contracts and therefore does not expect to recognize palladium revenue above the Palladium Sales Contract floor price of US$325 per ounce for the second half of 2003. In the short term, the fundamentals for palladium are very weak with abundant supply and lack of demand, however the Company is optimistic that the fundamentals for palladium will improve in the medium term.

The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company has hedged US$53.0 million of its revenue for 2003 at an average C$/US$ exchange rate of approximately 1.59.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company is making a claim under its property damage and business interruption insurance policies relating to the primary crusher failure in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.

                              NORTH AMERICAN PALLADIUM LTD.
                               CONSOLIDATED BALANCE SHEETS
                        (Canadian funds in thousands of dollars)

                                                                   JUNE 30        DECEMBER 31
                                                                    2003             2002
                                                                --------------   --------------
                                                                 (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                        $    7,398       $   11,536
Short-term investments                                                5,189            5,127
Concentrate awaiting settlement, net - Note 3                        81,734           85,312
Inventories                                                           7,594            7,414
Crushed and broken ore stockpiles                                     8,728            9,157
Future tax asset                                                      3,640            4,868
Accounts receivable and other assets                                  1,044            1,683
                                                                --------------   --------------
                                                                    115,327          125,097

Mining interests, net                                               259,560          260,985
Mine closure deposit - Note 5                                         4,070            3,470
Deferred financing costs                                              1,684            2,080
Crushed and broken ore stockpiles                                     6,398            7,983
Future tax asset                                                      5,637           11,218
                                                                --------------   --------------
                                                                 $  392,676       $  410,833
                                                                --------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                         $   16,383       $   14,813
Taxes payable                                                         2,049            1,940
Current portion of obligations under capital lease                    1,048            1,127
Current portion of project term loan                                 41,932           51,083
                                                                --------------   --------------
                                                                     61,412           68,963

Provision for mine closure costs                                      1,813            1,554
Obligations under capital leases                                        579            1,024
Project term loan                                                    22,873           51,083
Kaiser-Francis Oil Company credit facility                           15,587           18,163
Future tax liability                                                 10,750            9,600
                                                                    113,014          150,387

SHAREHOLDERS' EQUITY
Capital stock - Note 8                                              312,448          311,983
Deficit                                                             (32,786)         (51,537)
                                                                --------------   --------------
Total shareholders' equity                                          279,662          260,446
                                                                --------------   --------------
                                                                 $  392,676       $  410,833
                                                                --------------   --------------

-----------------------------------------------------------------------------------------------

                                             -7-


                                                 NORTH AMERICAN PALLADIUM LTD.
                                        CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
                          (Canadian Funds in Thousands of Dollars Except Share and Per Share Amounts)
                                                          (Unaudited)

                                                                   QUARTER ENDED                    SIX MONTHS ENDED
                                                                      JUNE 30                            JUNE 30
                                                               2003             2002              2003            2002

REVENUES FROM METAL SALES - Note 10                         $   44,631       $   41,745        $   89,751      $   86,322
Deduct: smelter treatment, refining and freight
costs                                                           (4,549)          (4,952)           (8,048)         (8,953)
                                                           ------------     ------------      ------------    ------------
NET REVENUE FROM MINING OPERATIONS                              40,082           36,793            81,703          77,369
                                                           ------------     ------------      ------------    ------------

OPERATING EXPENSES
Production costs including overheads                            24,009           23,002            52,228          46,422
Amortization                                                     4,834            5,171             9,715          10,093
Administrative expenses                                            692              956             1,610           1,944
Provision for mine closure costs                                   127              139               259             272
                                                           ------------     ------------      ------------    ------------
Total operating expenses                                        29,662           29,268            63,812          58,731
                                                           ------------     ------------      ------------    ------------

INCOME FROM MINING OPERATIONS                                   10,420            7,525            17,891          18,638
                                                           ------------     ------------      ------------    ------------
OTHER INCOME (EXPENSES)
Interest income                                                     71              347               145             415
Gain (loss) on disposal of or retirement
of capital assets - Note 4                                      (2,710)             120            (2,710)            120
Interest                                                             -              (96)                -            (256)
Interest on long-term debt                                        (657)          (1,136)           (1,725)         (2,835)
Exploration                                                       (778)            (220)           (1,101)           (341)
Foreign exchange gain                                            6,210            5,641            14,861           5,602
                                                           ------------     ------------      ------------    ------------
                                                                 2,136            4,656             9,470           2,705
                                                           ------------     ------------      ------------    ------------

Income before income taxes                                      12,556           12,181            27,361          21,343
Provision for income taxes - Note 7                              2,195            4,660             8,610           7,576
                                                           ------------     ------------      ------------    ------------

NET INCOME FOR THE PERIOD                                       10,361            7,521            18,751          13,767
DEFICIT, BEGINNING OF PERIOD                                   (43,147)         (60,426)          (51,537)        (66,672)
                                                           ------------     ------------      ------------    ------------
DEFICIT, END OF PERIOD                                      $  (32,786)      $  (52,905)       $  (32,786)     $  (52,905)
                                                           ------------     ------------      ------------    ------------

NET INCOME PER SHARE                                        $     0.20       $     0.15        $     0.37      $     0.27
                                                           ------------     ------------      ------------    ------------

FULLY DILUTED NET INCOME PER SHARE                          $     0.20       $     0.15        $     0.37      $     0.27
                                                           ------------     ------------      ------------    ------------

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING                                                 50,744,304       50,517,450        50,711,677      50,491,950
                                                           ------------     ------------      ------------    ------------

--------------------------------------------------------------------------------------------------------------------------

                                                              -8-


                                            NORTH AMERICAN PALLADIUM LTD.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (Canadian Funds in Thousands of Dollars)
                                                     (Unaudited)

                                                                   QUARTER ENDED                  SIX MONTHS ENDED
                                                                      JUNE 30                          JUNE 30
                                                                2003           2002             2003             2002
CASH PROVIDED BY (USED IN)
OPERATIONS
Net Income for the period                                    $  10,361       $   7,521       $  18,751        $  13,767
Operating items not involving cash
Future income tax                                                2,048           4,454           7,959            7,155
Amortization                                                     4,834           5,171           9,715           10,093
Unrealized foreign exchange gain                                (7,674)         (7,026)        (15,627)          (7,026)
(Gain) loss on disposal of or retirement of
capital assets                                                   2,710            (120)          2,710             (120)
Provision for mine closure costs                                   127             139             259              272
                                                            -----------     -----------     -----------      -----------
                                                                12,406          10,139          23,767           24,141
Changes in working capital other than cash - Note 9              8,417           4,606           7,415          (10,487)
                                                            -----------     -----------     -----------      -----------
                                                                20,823          14,745          31,182           13,654
                                                            -----------     -----------     -----------      -----------

FINANCING ACTIVITIES
Mine closure deposit                                              (300)           (300)           (600)            (600)
Obligations under capital leases                                  (273)          1,046            (524)             802
Repayment of project term loan                                 (11,545)         (6,727)        (24,310)         (13,399)
Issuance of common shares                                          222             345             465              404
Increase in Kaiser Francis Oil Company
credit facility                                                      -               -               -           10,372
                                                            -----------     -----------     -----------      -----------
                                                               (11,896)         (5,636)        (24,969)          (2,421)
                                                            -----------     -----------     -----------      -----------
INVESTING ACTIVITIES
Short term investments                                             (34)            (33)            (62)             (58)
Additions to plant and equipment                                (7,317)         (2,929)         (9,640)          (5,017)
Mining claims, exploration and development costs                  (168)           (375)           (757)            (487)
Proceeds on disposal of capital assets                             108             128             108              128
                                                            -----------     -----------     -----------      -----------
                                                                (7,411)         (3,209)        (10,351)          (5,434)
                                                            -----------     -----------     -----------      -----------

Increase (decrease) in cash                                      1,516           5,900          (4,138)           5,799

Cash, beginning of period                                        5,882           1,674          11,536            1,775

                                                            -----------     -----------     -----------      -----------
Cash, end of period                                          $   7,398       $   7,574       $   7,398        $   7,574
                                                            -----------     -----------     -----------      -----------
-------------------------------------------------------------------------------------------------------------------------

                                                         -9-


                          NORTH AMERICAN PALLADIUM LTD.
      NOTES TO THE JUNE 30, 2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (in thousands of Canadian dollars except per share and per ounce amounts)

1.   BASIS OF PRESENTATION
These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's annual report to shareholders for the year ended December 31, 2002. Accordingly, these consolidated financial statements should be read in conjunction with the audited fiscal financial statements.

2.   STOCK-BASED COMPENSATION
Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements. The Company has elected not to recognize compensation expense when stock options are issued to employees.

The table below presents pro forma net earnings and basic and diluted net income per common share as if the options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company subsequent to the date of adoption of the recommendations issued by the CICA.

                                              ----------------------------------------------------
                                                    QUARTER ENDED                SIX MONTHS
                                                        JUNE 30                   JUNE 30
                                              ----------------------------------------------------
                                                   2003        2002          2003         2002
                                              ----------------------------------------------------
Net income as reported                          $ 10,361     $  7,521      $ 18,751     $ 13,767
Stock-based compensation expenses                     94           53           147           53
                                              ----------------------------------------------------
Pro forma net income                              10,267        7,468        18,604       13,714
                                              ----------------------------------------------------
Pro forma basic and diluted net income          $  0.20      $   0.15      $   0.36     $   0.27
  per share
                                              ----------------------------------------------------

3.   CONCENTRATE AWAITING SETTLEMENT
The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to and received by third-party smelters between January 2003 and June 30, 2003, including 97,171 ounces of palladium. At December 31, 2002, concentrate awaiting settlement included 93,619 ounces of palladium. Concentrate awaiting settlement was entirely from two domestic customers at June 30, 2003. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

4.   LOSS ON DISPOSAL OF OR RETIREMENT OF CAPITAL ASSETS
During the second quarter 2003, the damaged primary crusher was removed from service and replaced with a new crusher. The Company recorded a write-down of $2,315 relating to the retirement of the crusher.

5.   MINE CLOSURE DEPOSIT
As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At June 30,
--------------------------------------------------------------------------------

2003, the Company had $4,070 on deposit with the Ministry and has agreed to make monthly deposits of $100.

6.   PALLADIUM SALES CONTRACT
In 2000, the Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005.

7.   INCOME TAXES
The variance between the income taxes as computed at the combined statutory rate and the effective rate for the Company is reconciled as follows:

                                                                                          SIX MONTHS ENDED
                                                                                              JUNE 30
                                                                                       -----------------------
                                                                                          2003        2002
                                                                                       ----------   ----------
Income taxes based on a combined federal and Ontario rate of 40.6%
(2002 - 41.6%)                                                                         $  11,114    $  8,883
Ontario mining tax at a rate of 12% (2002 - 14%)                                           3,283       2,988
Increase (decrease) in taxes resulting from:
 Resource allowance                                                                       (1,924)     (2,036)
 Federal government changes in resource sector taxation                                     (539)          -
 Unrealized foreign exchange                                                              (1,625)          -
 Mining tax rate reduction                                                                  (254)       (889)
 Mining tax processing allowance                                                            (530)        (76)
 Federal large corporations taxes                                                            396         421
 Mining tax permanent differences                                                         (1,120)        105
 Other                                                                                      (191)     (1,820)
                                                                                       ----------   ----------
Income tax provision                                                                   $   8,610    $  7,576
                                                                                       ----------   ----------

8.   CAPITAL STOCK
As at June 30, 2003, the Company had 50,753,440 common shares issued and outstanding. At June 30, 2003, the Company had 1,085,892 stock options outstanding at a weighted average exercise price of $9.41, expiring at various dates from March 3, 2005 to April 8, 2011.

9.   CHANGES IN NON-CASH WORKING CAPITAL

                                                   QUARTER ENDED                SIX MONTHS ENDED
                                                      JUNE 30                        JUNE 30
                                            ---------------------------------------------------------
                                                2003           2002          2003            2002
                                            ----------     ----------     ----------     ------------
Decrease (increase) in:
 Concentrate awaiting settlement             $  4,349       $  6,507       $  3,578       $  (6,480)
 Inventories and stockpiles                      (330)           559          1,519          (1,025)
 Accounts receivable and other assets             527            394            639           1,256
                                            ----------     ----------     ----------     ------------
                                                4,546          7,460          5,736          (6,249)
                                            ----------     ----------     ----------     ------------

Increase (decrease) in:
 Accounts payable and accrued liabilities       4,143           (619)         1,570          (2,583)
 Taxes payable                                   (272)        (2,235)           109          (1,655)
                                            ----------     ----------     ----------     ------------
                                                3,871         (2,854)         1,679          (4,238)
                                            ----------     ----------     ----------     ------------

Changes in non-cash working capital          $  8,417       $  4,606       $  7,415       $ (10,487)
                                            ----------     ----------     ----------     ------------

--------------------------------------------------------------------------------

10.  REVENUE FROM METAL SALES

                                                   QUARTER ENDED                SIX MONTHS ENDED
                                                      JUNE 30                        JUNE 30
                                            ---------------------------------------------------------
                                                2003           2002          2003            2002
                                            ----------     ----------     ----------     ------------
Palladium                                    $ 22,593       $ 26,614       $ 46,801       $  55,173
Palladium forward contracts                     9,803         11,838         20,437          23,146
Adjustments for mark to market                  1,483         (6,431)           685         (11,304)
Other metals                                   10,752          9,724         21,828          19,307
                                            ----------     ----------     ----------     ------------
                                             $ 44,631       $ 41,745       $ 89,751       $  86,322
                                            ----------     ----------     ----------     ------------

The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition. At June 30, 2003, the Company has fully recognized the revenue relating to the palladium forward contracts. Palladium revenue includes the impact of the floor price of US$325 per ounce under the Palladium Sales Contract.












--------------------------------------------------------------------------------

                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


Pursuant to:    Section 67(1)(b) of the Securities Act (British Columbia)
                Section 118(1)(b) of the Securities Act (Alberta)
                Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
                Section 75(2) of the Securities Act (Ontario)
                Section 73 of the Securities Act (Quebec)
                Section 81(2) of the Securities Act (Nova Scotia)
                Section 76(2) of the Securities Act (Newfoundland)

ITEM 1.   REPORTING ISSUER
          ----------------

          The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          August 22, 2003

ITEM 3.   PRESS RELEASE
          -------------

          August 22, 2003

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

          The Corporation announced that it will undertake a fully feasibility study of a proposed underground mining operation at its Lac des Iles open pit mine. The Corporation has also revised and restated the reserves and resources at Lake des Isles based on a long term palladium price of US$325.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          See attached press release.

ITEM 6.   RELIANCE ON SECTION 67(2) OF THE SECURITIES ACT (BRITISH COLUMBIA);
          SECTION 118(2) OF THE SECURITIES ACT (ALBERTA); SECTION 84(2) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN); SECTION 75(3) OF THE SECURITIES ACT (ONTARIO); SECTION 74 OF THE SECURITIES ACT (QUEBEC); SECTION 81(3) OF THE SECURITIES ACT (NOVA SCOTIA) AND SECTION 76(3) OF THE SECURITIES ACT (NEWFOUNDLAND)

          N/A

ITEM 7.   OMITTED INFORMATION
          -------------------

          N/A

ITEM 8.   SENIOR OFFICERS
          ---------------

          Andre J. Douchane, President and Chief Executive Officer

          Tel.: 416-360-2656

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto, this 22nd day of August, 2003.


                                   NORTH AMERICAN PALLADIUM LTD.

                                          "ANDRE J. DOUCHANE"

                                   Per:
                                        ----------------------------------------
                                        Andre J. Douchane
                                        President and Chief Executive Officer


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Note 1: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note 2: Where this report is filed on a confidential basis put at the beginning of the report in block capitals "CONFIDENTIAL - [ ]" (section 67 Securities Act British Columbia; section 118 Securities Act Alberta; section 84 Securities Act 1988 Saskatchewan; section 74 Securities Act Ontario; section 74 Securities Act Quebec and section 61 Securities Act Nova Scotia)

Note 3: In Alberta, the date(s) and the stock exchange(s) where the material change is filed pursuant to section 118(1)(b) of the Securities Act must be disclosed.

                      [LOGO] North American PALLADIUM Ltd.


130 Adelaide St. West
Suite 2116
Toronto, ON                                      ---------------------
M5H 3P5                                               NEWS RELEASE
                                                 ---------------------

Website: www.napalladium.com                     August 22, 2003

FOR IMMEDIATE RELEASE                            Trading Symbol: TSX - PDL
---------------------                                           AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. COMPLETES
                 UNDERGROUND PRE-FEASIBILITY STUDY AND REVISED
                         RESERVE AND RESOURCE ESTIMATE

North American Palladium Ltd. will undertake a full feasibility study of a proposed underground mining operation at the Company's Lac des Iles open pit operation located 85 kilometres north of Thunder Bay, Ontario. The feasibility study follows a pre-feasibility study completed by Roscoe Postle Associates Inc. of Toronto, Ontario. In conjunction with the pre-feasibility study, North American Palladium Ltd. has recalculated Lac des Iles's reserves and resources. Gerald D. Crawford, P.E. of the engineering firm Pincock, Allen and Holt of Denver, Colorado has acted as an independent qualified person to certify that the newly calculated reserves and resources comply with the 43-101 standards for disclosure adopted by the Toronto Stock Exchange.

The Company operates an open pit mine and processing plant with a design capacity of 15,000 tonnes per day. In response to scoping studies that suggested that underground mining of the Main High Grade Zone below the planned pit bottom might be feasible and economic, the Company completed 47,000 metres of infill drilling on the zone during 2002. The drilling results confirmed the zone's continuity and high-grade nature, and in January 2003, the Company commissioned a pre-feasibility study based upon a Company calculated underground resource. The underground pre-feasibility study defines, as its base case, a nominal 2,000 tonnes per day mechanized longhole stope mine accessed through a portal in the pit with probable reserves of 4,978,000 tonnes containing approximately 938,000 ounces of palladium at a 3.5 grams per tonne cut-off grade. These same reserves also contain approximately 56,000 ounces of platinum and 46,000 ounces of gold. All of the underground reserves are contained within a sub-vertical zone located directly below the existing pit.



--------------------------------------------------------------------------------
News Release, August 22, 2003         -15-         North American Palladium Ltd.

The underground pre-feasibility study's base case generates C$37.4 million of cumulative cash flow at a palladium price of US$325 per ounce and projected operating cost of approximately US$250 per ounce. Capital cost for the project is estimated to be C$37.3 million. The potential project will require further definitive studies to increase the confidence level to that of a full feasibility study. Additional mine design, metallurgical testing, market studies, and economic modeling will be conducted over the next six months in an effort to bring the study to the feasibility level.

North American Palladium has revised and restated Lac des Iles reserves and resources based on a long term palladium price of US$325. This is also the Company's current sales contract which guarantees a minimum sale price of US$325 through the end of June, 2005. North American Palladium is actively pursuing future sales contracts; however, there is no guarantee that the US$325 per ounce for palladium will be realized beyond June, 2005. In past years, as in the year ending 2002, the reserves were calculated using US$400 per ounce of palladium.

Open pit reserves and resources updated in this press release were calculated at a cut-off grade of 1.1 grams of palladium per tonne assuming an average long term palladium price of US$325 per ounce. Additionally, it should be noted that underground reserves and resources were calculated, commencing at the bottom of the open pit, at a cut-off grade of 3.5 grams of palladium per tonne assuming the same palladium price of US$325 per ounce. Resources beyond reasonable open pit and underground economic limits have been eliminated. The revised estimated reserves for both the open pit and the underground combined are 43,990,000 tonnes containing approximately 3,310,000 ounces of palladium, 313,000 ounces of platinum, 234,000 ounces of gold, 61,431,000 pounds of copper, and 75,732,000 pounds of nickel. Please refer to the following table for a detailed breakdown of reserve and resource categories:


                                          RESERVES AND RESOURCES AS OF JUNE 30, 2003
OPEN PIT
-------------------------------------------------------------------------------------------------------------------------
              Category        Tonnes(1,000)   Pd(g/t)   Pt(g/t)    Au(g/t)    Cu(%)     Ni(%)   Pd (000 oz)  Pt (000 oz)
-------------------------------------------------------------------------------------------------------------------------
                                                                 RESERVES
Proven                              27,806     1.78      0.20       0.14      0.06      0.08         1,591         175
Probable                            11,206     2.17      0.23       0.17      0.07      0.08           781          82
TOTAL PROVEN AND PROBABLE           39,012     1.89      0.21       0.15      0.06      0.08         2,372         257

                                                       RESOURCES (IN ADDITION TO RESERVES)

Measured                             8,027     1.75      0.21       0.14      0.07      0.08           452          54
Indicated                            5,712     1.66      0.20       0.13      0.06      0.08           305          37
TOTAL MEASURED AND INDICATED        13,738     1.71      0.21       0.14      0.07      0.08           756          91
INFERRED RESOURCES                     110     1.49      0.17       0.11      0.06      0.07             5           1
-------------------------------------------------------------------------------------------------------------------------


UNDERGROUND
-------------------------------------------------------------------------------------------------------------------------
              Category        Tonnes(1,000)   Pd(g/t)   Pt(g/t)    Au(g/t)    Cu(%)     Ni(%)   Pd (000 oz)  Pt (000 oz)
-------------------------------------------------------------------------------------------------------------------------
                                                                 RESERVES
PROBABLE                             4,978     5.86      0.35       0.29      0.06      0.07           938          56

                                                       RESOURCES (IN ADDITION TO RESERVES)

INDICATED                              156     6.29      0.38       0.23      0.05      0.09            31           2
INFERRED RESOURCES                   7,218     5.52      0.33       0.30      0.08      0.13         1,282          77
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
News Release, August 22, 2003          -16-        North American Palladium Ltd.

For further information contact:
ANDRE J. DOUCHANE - PRESIDENT & CEO
TEL: (416) 360-2656   FAX: (416) 360-7709
OR
GEORGE D. FAUGHT - VICE PRESIDENT FINANCE & CFO
TEL: (416) 360-2650   FAX: (416) 360-7709


Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.













--------------------------------------------------------------------------------
News Release, August 22, 2003          -17-        North American Palladium Ltd.

Forward-Looking Statements - Certain statements included in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements involve inherent risks and uncertainties and other factors that may cause the actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those currently anticipated are described above and in the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           NORTH AMERICAN PALLADIUM LTD.


Date:     September 3, 2003                By:   /s/ Mary Batoff
      -----------------------------           ---------------------------------
                                                     Mary Batoff

                                           Title:  Secretary






--------------------------------------------------------------------------------

                                      -18-